

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

March 4, 2009

Via Air Mail and Facsimile (86-755) 8977-0527

Mr. Tony Shen
Chief Financial Officer
China BAK Battery, Inc.
BAK Industrial Park
No. 1 BAK Street
Kuichong Town, Longgang District
Shenzhen 518119
People's Republic of China

Re: China BAK Battery, Inc.
Form 10-K for the Fiscal Year Ended September 30, 2008
Filed December 12, 2008
Amendment No. 1 to Form 10-K for the Fiscal Year Ended September 30, 2008
Form 10-Q for the Quarterly Period Ended December 31, 2008
File No. 001-32898

Dear Mr. Shen:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2008

Item 6. Selected Financial Data, page 49

1. We note that you bracketed the amounts related to cash used in operating activities but not cash used in investing activities. In future filings to prevent confusion about the nature of the amounts, please be consistent in the manner of presenting the amounts throughout the document. For example, when you present cash used in investing activities please place brackets around the amounts to properly identify the items as a reduction of cash.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 51

2. We note from page 55 that you had no sales of high-power lithium phosphate cells in fiscal 2008 compared to sales of $20.6 million and $18.5 million in fiscal 2007 and 2006, respectively. Your disclosure on page 59 states that you are actively seeking new markets for high-power lithium ion. Given your disclosure on page 43 showing that you have completed and are constructing facilities in Tianjin for high-power lithium phosphate, please tell us and disclose in future filings the primary reasons for the significant continuing investments in these facilities. Tell us whether or not you have assessed these facilities for impairment and discuss your conclusions.

Item 9A. Controls and Procedures, page 75

3. You disclose that you evaluated the effectiveness of your disclosure controls and procedures, in accordance with Rules 13a-15(f) and 15d-15(f) of the Exchange Act. Please note that disclosure controls and procedures are defined in Exchange Act Rules 13a-15(e) and 15d-15(e) while the evaluation of your disclosure controls and procedures should be based on the evaluation required by paragraph (b) of Rules 13a-15 or 15d-15.

Amendment No. 1 to Form 10-K

Exhibits 31.1 and 31.2

4. In future filings, including any amendments, please ensure that the certification required by Exchange Act Rule 13a-14(a) is consistent with the required wording of Item 601(b)(31) of Regulation S-K. For example, we note that the identification of the certifying individual at the beginning of the certification includes the title of the certifying individual.

Form 10-Q for the Quarterly Period Ended December 31, 2008

Condensed Interim Consolidated Statements of Cash Flows, page F-5

5. Please tell us the nature of the item for the recovery of obsolete inventories. Tell us the accounts that were debited and credited related to this item.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Martin James
Senior Assistant Chief Accountant